Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fresenius.com

Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

December 12, 2017

Fresenius Medical Care closes divestment of Shiel Medical Laboratory to Quest Diagnostics

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced the closing of the divestment of Shiel Medical Laboratory, Inc. to Quest Diagnostics, Inc. as of December 7, 2017. This milestone follows the expiration of the comment period under the Hart-Scott-Rodino Antitrust Improvements Act.

Shiel provided comprehensive non-dialysis laboratory services in the New York-New Jersey metropolitan area. Its divestment is aligned with Fresenius Medical Care’s goal of further optimizing the company’s Care Coordination portfolio. Spectra Labs, the dialysis-related laboratory services business of Fresenius Medical Care, is not affected by the divestiture.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,714 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 317,792 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.